



THE
MEET
CUTE
MURDERS

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An ensemble whodunit feature film anchored by strong female leads

LEAD INVESTOR



Alejandro De Los Rios

I've known Sean and Daniel for years through the New Orleans Film Festival and community and heard about the project from the very early days of conception. I've worked on several shoots with both Sean and Daniel and can attest to the dedication and passion they have for filmmaking - both on set and as cinephiles in general. It's been a blast to watch the script grow and take shape, becoming a project that I am confident will stand out in the marketplace. Lousiana is a small, but tight, film community and so many of the people circling this project give me the confidence that the creative team knows exactly what they are doing and will bring this to life in the best way possible. I'm excited to be a lead investor and do my part to help bring The Meet Cute Murders to life.

Invested $5,000 this round

Learn about Lead Investors

New Orleans LA

Entertainment | Film | Media | Fundraising

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. Genre films have the best sales/financial track record, i.e. Knives Out and Promising Young Woman.

2. Team of professionals involved in over 1,000+ film projects from development through distribution.

3. Past projects premiered at Berlinale, Sydney, Tribeca, & won a New Orleans Film Festival Jury Prize.

Our Team



Sean Flanagan Writer / Producer

In his time in distribution, Sean has overseen the release of over 1000 films including titles for Sundance Institute, Pokemon, Funimation, FilmRise, Paradigm, CAA and many more. Writing credits include Killdeer, Touch of Felt and TMCM.

SEAN: As a writer, bringing a story to life is an incredibly personal endeavor, and yet, fans feel entitled to know everything about their favorite artist's inspiration and personal life. In many ways, this story is a manifestation of that conflict: the struggling writer and the aggressive fan coming to blows. Let's see who wins.



Daniel Lafrentz Director

Daniel's feature film debut, THE LONG SHADOW, was acquired by Gravitas Ventures and Showtime. His films have won Jury Prizes, Best Director, and Audience Awards from the New Orleans Film Festival, Hollywood Foreign Press Association, and many others.



Michael Rekola Executive Producer

Michael is the founder of Rekola Studios, a multi-family studio that champions independent cinema from concept to completion. He is an investor (BETA TEST, MY DIVORCE PARTY) and producer of feature films (THE MEET CUTE MURDERS, BURYING DORIS).



Jake Coburn Co-Writer / Co-Producer

Jake Coburn is a writer, director, and producer, with experience in managing release strategies and deliverables. His recent short, La Llorona Motor Inn, recently completed its festival run with selections at LA Shorts and Hollywood Comedy Shorts.

Pitch



THE MEET-CUTE MURDERS

When renowned author Anna Joyce retreats to an off-season resort to break through her writer's block, a grisly murder that seems to be a message directed at her leaves Anna wondering if she's being set up or if she's the object of affection for a fan desperate to inspire her next book.

This elevated genre film is the perfect backdrop to explore the fickle nature of creativity, the rapidly disappearing boundaries between creators and the public, and what happens when a fan simply won't take 'no' for an answer.

COMPARABLE FILMS

This film will activate lovers of classic psychological horrors like THE SHINING and MISERY while also tapping into the zeitgeist like recent thrillers such as KNIVES OUT and PROMISING YOUNG WOMAN. Our grand Louisiana locations, lusciously elegant cinematography, and impeccable casting will make this film a genuinely fun ride with something relevant to say.


THE SHINING
ROB REINER
STEPHEN KING
WILLIAM GOLDMAN
JAMES CAAN · KATHY BATES
MISERY
Knives Out
"A Game Changing Masterpiece"
PROMISING YOUNG WOMAN
CAREY MULLIGAN
REVENGE NEVER LOOKED SO PROMISING
CHRISTMAS

THE DIRECTOR

Ever since his first backyard films, Daniel's M.O. has been to make a little look like a lot but never lose sight of the emotional core of the story. All the filmmaking toys in the world won't make a difference if the audience isn't invested in the characters.

Daniel's character-centric directing, ability to create atmosphere, and expertise in building tension are why he's the perfect fit to direct this film. The greatest compliment he ever received was that he's like the Louisiana Coen brother -- a little dark, a little funny, and full of heart.

Two degrees from the UCLA School of Film and Television (BA '08, MFA'18) and over a decade in the trenches of film, television, and commercial production also don't hurt.


30th
new orleans
film festival
30th
new orleans
film festival



DIRECTOR - DANIEL LAFRENTZ

DIRECTOR'S STATEMENT

When I was a kid, I remember watching my mom -- an immigrant, single parent, and small business owner in the Silicon Valley of the '90s -- struggle to keep her business afloat first through the dot-com bubble burst and then the Great Recession. The days were stressful, and the nights were sleepless, but what I remember most about my mom from those days was her ironclad determination not to be beaten. After I read Sean's script for THE MEET CUTE MURDERS and met its protagonist, Anna Joyce -- the slumping author desperate to keep her career alive -- you'll understand why I saw so much of my mom in Anna's commitment to survive no matter what.

The way I escaped those anxious times was by watching movies. It's how I was introduced to classic whodunits like The Maltese Falcon, The Big Sleep, and Murder On the Orient Express -- all of which seeped into my unconscious and informed the making of my first feature, a small-town murder mystery called THE LONG SHADOW. It took some time to realize that what spoke to me in those films was how, despite the controlled appearances that characters project outwardly, their secrets, lies, and inner turmoil never stay out of sight.

While it deals with serious themes, THE MEET CUTE MURDERS is going to be an escapist whodunit the gives a fresh update to the classic 'locked-room murder

escapist whodunit that gives a fresh update to the classic 'locked-room murder mystery.' This will be a movie that reminds us why we love movies. It's going to give us the historic richness of a Southern Gothic setting, the thrill of a cat-and-mouse chase with a clever killer, and the laughs that come from an ensemble of eccentric, self-centered characters desperate to survive. In other words, it's going to be a lot of fun.

-Daniel Lafrentz


THE LONG SHADOW Trailer
WINNER
NEW ORLEANS FILM FESTIVAL
Oxford Film Festival
SOUTHERN SCREEN
2019
ATHENA FILM FESTIVAL
01:25


BLEEDING, KANSAS - Trailer HD
Daniel Lafrentz
FINALIST
FineCut Film Festival
2019
OFFICIAL SELECTION
DUMBO FILM FESTIVAL
2019
FINALIST
USA Film Festival
2019
OFFICIAL SELECTION
Fayetteville Film Fest
2019
2019
OFFICIAL SELECTION
DRAGON CON
INDEPENDENT SHORT FILM FESTIVAL
OFFICIAL SELECTION
SUNSCREEN FILM FESTIVAL WEST
2019
OFFICIAL SELECTION
LA SHORTS
2019
00:55



 Noble Creatures - Trailer HD
Daniel Lafrentz



00:56

THE BUSINESS

Our goal is to put every dollar on screen. That means using them on the two elements that audiences will see the most: the cast and the locations.

THE MEET CUTE MURDERS has a limited ensemble cast that will allow us to stack the deck with higher-level talent that will boost not only the film's quality but its sales prospects too.

One thing that successful low-budget independent films have in common is few locations. In our case, that means the grand, aging hotel where roughly 75% of the story takes place. Having one primary location with a wide variety of areas to shoot in lets us give the movie scope without constantly having to pack up and company move. This way we spend the maximum time *making the movie.*

THE AUDIENCE

Thriller and horror films have broad appeal to adults across age and gender demographics both in North America <u>and</u> internationally. The thrill of a great tension-build, the adrenaline rush of a jump scare, and the catharsis of finding

out whodunit are universal, which is why we're so confident in this film's ability to provide ROI for its investors.

THE SALES

Many independent films go into production with the idea of taking the film to festivals and hoping for a distribution deal. Hope is not a strategy. We are putting just as much work into our sales and distribution plan as we are into the script. Because what good is a great film that nobody sees? This is where our Producer, Sean Flanagan, comes in to do what he does best.



CO-WRITER / PRODUCER - SEAN FLANAGAN

Sean has overseen the release of 1000+ films for the Sundance Institute, FilmRise, Paradigm, Samuel Goldwyn Films, and countless other independent distributors in addition to the over two-dozen films that he has personally represented for sales.

Daniel and Sean first partnered on Daniel's feature debut, THE LONG SHADOW, when Sean came on as its sales agent. The partnership bloomed because of Sean's constructive honesty, deep roster of relationships, and knack for finding creative avenues of negotiation. The fact that he secured a substantial Minimum Guarantee and better deal terms for THE LONG SHADOW didn't hurt either.

THE DATA

We know talk is cheap. That's why we commissioned a revenue performance

analysis of 15 films that are comparable to THE MEET CUTE MURDERS in terms of genre, budget, and cast. The analysis was done by Nash Info Services, the premier provider of movie industry data and research services from major studios to independent filmmakers. Here are the main conclusions:

-11 of 15 films yielded a positive ROI for investors
-Our 'Medium' scenario (= to median comp's performance) **was 190% ROI**
-Read the full report HERE (and the accompanying guide to interpret it HERE)

Film	Year	Budget	Net Profit	ROI
You're Next	2014	$1M	$6,495,322	650%
All the Boys Love Mandy Lane	2013	$750K	$5,474,233	730%
The Innkeepers	2012	$750K	$4,297,769	573%
The Perfect Host	2011	$1M	$3,446,854	345%
Banshee Chapter	2014	$950K	$2,521,924	265%
Martha Marcy May Marlene	2012	$1M	$2,218,774	222%
Searching	2018	$880K	$2,191,600	249%
Kill List	2012	$800K	$1,439,544	180%
Blue Ruin	2014	$420K	$859,257	205%
Higher Power	2018	$500K	$789,762	158%
The Canyons	2013	$250K	$326,719	131%
The Gallows	2015	$100K	($100,000)	-100%
Locker 13	2014	$300K	($290,357)	-97%
The Invitation	2016	$1M	($361,502)	-36%
Windsor Drive	2015	$850K	($802,361)	-94%

Comparable Films Revenue Performance

THE TIMELINE


2022
2023
FINANCING
Script locked
$650K budget raised
PRE-PRODUCTION
10 weeks
Cast attached
Locations secured
Below-the-line crew booked
Phase 1 Publicity
PRODUCTION
4 weeks
Shooting the movie!
POST PRODUCTION
16 weeks
FESTIVAL & DISTRO PREP
Festival submissions
FESTIVAL RUN
Phase 2 Publicity


World & North America premieres
Press & Marketing
Hire publicist
Create DCP
Begin sales outreach
Edit, Score, Color, Sound Mix
2024
DISTRIBUTION
Negotiate / sign contracts
Legal & physical delivery of film
Phase 3 Publicity
INVESTOR GROUP
After costs, first monies are distributed to investors until they have recouped 120% of initial investment.
PRODUCERS
Net profits are divided between investors and producers according to their pro-rata share.

This is a projected timeline only and not a guarantee

THE INVESTMENT TERMS

Investors will receive 125% of Principal and 40% Net Profits, pari passu.

THANK YOU FOR READING!

For more detailed information, be sure to read our PITCH DECK.

If you have questions, send us a message at TheMeetCuteMurders@gmail.com!